Free Writing Prospectus
Filed pursuant to Rule 433
Dated December 1, 2009
Relating to
Preliminary Prospectus Supplement dated December 1, 2009 to
Prospectus dated May 13, 2008
Registration Statement No. 333-150884
Final Term Sheet
$300,000,000 6.500% Notes due 2017

Issuer:	Healthcare Realty Trust Incorporated

Principal Amount:	$300,000,000

Title of Securities:	6.500% Notes due 2017

Trade Date:	December 1, 2009

Original Issue Date (Settlement Date):	December 4, 2009

Maturity Date:	January 17, 2017

Benchmark Treasury:	2.750% due November 30, 2016

Benchmark Treasury Yield:	2.743%

Spread to Benchmark Treasury:	T+387.5 basis points

Interest Rate:	6.500% per annum

Yield to Maturity:	6.618%

Public Offering Price:	99.323%

Interest Payment Dates:	Semi-annually in arrears on each January 17 and July 17, commencing July 17, 2010.

Make-Whole Call:	T+ 50 basis points

CUSIP/ISIN:	42225B AA4 / US42225BAA44

Active Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.

Passive Book-Running Managers:	Barclays Capital Inc. Calyon Securities (USA), Inc. Morgan Keegan & Company, Inc. UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. SunTrust Robinson Humphrey, Inc. BMO Capital Markets Corp. Scotia Capital (USA) Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 1-212-843-4533.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.